February 9, 2005


via facsimile and U.S. mail




Mr. Terrell K. Crews
Chief Financial Officer
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, MO  63167




	Re:	Monsanto Company
		Form 10-K, Filed November 4, 2004
		Form 10-Q, Filed January 10, 2005
		File No. 1-16167

Dear Mr. Crews:

      We have reviewed the above filings and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

ACCOUNTING COMMENTS

Form 10-K for the year ended August 31, 2004

Item 7, Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

	Financial Measures, page 24

1. We note your use of EBIT (earnings before interest and taxes) as a measure of your segments` profit, its definition and the reconciliation to net income in note 23 on page 112. We note your calculation of EBIT excludes losses from discontinued operations, cumulative effect of accounting changes and cumulative effect of change in accounting principles. In this regard, it appears the title of your non-GAAP measure requires modification as it does not clearly identify all adjustments you have made to the widely known and recognized measure of EBIT. The revised title of your non-GAAP measures should not refer in any way to "EBIT" unless the measure is calculated consistently with its readily known definition. Refer to
Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003 for further explanation.

2. We note your discussion of changes in this measure on a segment basis in the Management`s Discussion and Analysis section. These discussions should also include a description of the reconciling items that apply to each particular segment. Please refer to Question 19 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003, if you require further guidance. In order to comply with Item 10(e) of Regulation
S-K, it appears your disclosures should be expanded.

Item 8, Financial Statements and Supplementary Data

Statement of Consolidated Operations, page 63

3. We note you have reported the $396 million Solutia PCB
litigation
expense as a separate other expense in the year ended August 31,
2003
and $58 million related to the Solutia assumed liabilities as other expense - net in the year ended August 31, 2004. It appears these expenses are related to prior operations. Tell us why each of these items should be classified as a non-operating expense under
Article 5
of Regulation S-X.

4. We note your line item titled "Amortization and adjustments of goodwill" on the statement of operations and the $69 million impairment of goodwill recorded during the year ended August 31, 2004. As this amount relates to the impairment of previously recorded goodwill, we believe it is not appropriate to characterize this amount as an "adjustment" to goodwill. In addition, the depiction of this amount as an adjustment does not truly describe the nature of this amount as "adjustment to goodwill" could have several meanings. We note you have described this amount in Note 9 on page
84 as an impairment and believe the remaining disclosures throughout your filing require modification to consistently label the $69 million as an impairment.

Statement of Consolidated Financial Position, page 64

5. We note the reported amount of other assets and miscellaneous short-term accruals are greater that 5% of reported total assets and total current liabilities, respectively. On a supplemental basis, tell us the components of these items. Disclosure of certain items may be required under Item 5.02 of Regulation S-X.

Statement of Consolidated Cash Flow, page 65

6. Please expand the "Net change in short-term financing" line item to present the additions and repayments as separate line items.
Netting is not appropriate unless you met the requirements of paragraph 13, as amended, of SFAS 95.

Notes to Consolidated Financial Statements

Note 2.  Significant Accounting Policies, page 69

General

7. Please tell us whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you do not include some of these costs in cost of products sold, please tell us why not and disclose:
* in a footnote and in Management`s Discussion & Analysis the line items that these costs are included in and the amounts included in each line item for each period presented, and

* in Management`s Discussion & Analysis that your gross margins may not be comparable to those of other entities, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

8. Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item in which you include your actual costs for shipping and handling. If you do not include your costs for shipping and handling in cost of sales, also disclose the amounts of your costs for shipping and handling for each period presented as required by paragraph 6 of EITF 00-10.

9. Expand your disclosures to include your policy on research and development expenses, as required by APB 22.

	Inventory Valuation, page 71

10. We note you have disclosed the use of different inventory methods in your financial statements. We believe a mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this. In some instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use the LIFO method for in the United States, and tell us separately for each country why you do not use the LIFO method for your inventories in that country. If you are permitted to use the LIFO method in that country, please tell us why your selective use of
LIFO for similar types of inventories is appropriate.

	Goodwill, page 71

11. Expand your disclosure to discuss the accounting policy used to
determine the carrying amounts of goodwill and intangible assets
disclosed in Note 9.   For amortizable intangible assets, disclose
your policy with regard to the amortization method used and the range of and basis for useful lives assigned as required by APB 22. In addition, for clarification purposes, please provide a discussion of what the nature of the germplasm intangible asset is.

Note 7. Customer Financing Program, page 83

12. You disclose that your transfers of customer loans are treated as a sale. Please tell us in detail how these loan transactions meet the criteria in paragraphs 9.a., b., and c. of SFAS 140 for sales treatment. Please tell us specifically how your transferred loans have been isolated from you when they are still guaranteed by you.

13. Please disclose how you have classified these customer loan transfers in your statement of consolidated cash flows. Please disclose the necessary cash flow information as required by paragraph
17.f.(4) of SFAS 140.


Note 9.  Goodwill and Other Intangible Assets, page 84

14. We note the increases in your acquired biotechnology intellectual property are due, in part, to deliverables received under the 2002 product discovery and development collaboration with Ceres, Inc. Expand your disclosures to explain how the intangible assets received from Ceres were valued and what consideration was given in exchange for them. Specifically address the acquisition of rights in exchange for vendor financing and supplementally describe how this exchange was accounted for. Also, explain what consideration will be received in exchange for $137 million of future payments under the collaboration agreement, if any.

Note 11.  Income Taxes, page 87

15. Tell us what factors were considered in establishing the valuation allowance for your tax loss carryforwards related to the deferred tax assets in Brazil and what events occurred, causing changes in these factors during fiscal year 2004 that led to the conclusion to reverse the valuation allowance. Also, tell us how you determined that a valuation allowance was not needed for the future recognition of tax loss carryforwards associated with the deferred tax assets in Argentina as of August 31, 2003 and what events occurred during fiscal year 2004 that led to the conclusion that a valuation allowance was needed. We may have further comment.

Note 22.  Commitments and Contingencies, page 105

16. We note your discussion under Item 3 on pages 13 through 16 of numerous legal proceedings, which have not been fully disclosed within the footnotes to the financial statements. In particular, Note
22 refers to litigation Solutia was defending in Pennsylvania, the details of which are provided under Item 3. However, the footnote discussion does not address the nature of this proceeding. Item 3 also discusses proceedings related to the Delta and Pine Land Company, Agent Orange, Syngenta and others, which have not been disclosed in Note 22. Under the requirements of SFAS 5 and FIN 14, it appears Note 22 requires expansion to discuss the nature and status of such proceedings. Your expanded disclosure should also include a discussion of the related accrued liabilities and an estimate of the range of reasonably possible additional loss or for those proceedings in which no accrual has been made, an estimate of the range of reasonably possible loss for each proceeding that meets the disclosure requirements of SFAS 5. We may have further comments upon review of your response.

17. On a similar matter, provide us with a schedule listing all loss contingencies, clearly identifying the items mentioned under this heading and under Item 3, from those which are not, and showing all accrual activity for each period presented in your annual report and subsequent interim reports. Identify increases attributable to initial estimates, revisions in estimates and acquisitions, and decreases attributable to expenditures, revisions in estimates and dispositions separately. Clearly identify the impact of each entry on your results of operations for each period presented. Tell us your estimate of the range of reasonably possible additional loss for each item appearing in your schedule.

18. Submit a separate listing of items mentioned under this heading for which no accrual has been made, and those items for which you are unable to estimate a range of reasonably possible loss. Tell us the amount of damages specified by plaintiffs, and any estimates of remediation prepared by external parties, of which you are aware.

Note 25.  Equity Affiliates, page 114

19. We note the disclosure that you performed services for Renessen
LLC that were fair valued at $45 million and were recovered at cost.
Tell us on a supplemental basis how fair value was determined and how the related transactions were recorded on your financial statements.

Note 26. Advertising Costs, page 114

20. We note the disclosure on page 39 regarding your agreement with
Scotts. Please expand your footnotes to describe your accounting for this agency and marketing agreement.

Note 27.  Discontinued Operations, page 114

21. We note that your discontinued operations reported no significant pre-tax losses and that as of August 31, 2004, the remaining assets and liabilities of these businesses were less than $1 million. In connection with the exit of this business, you disclose that you recorded a $68 million deferred tax benefit for a foreign capital loss carryforward, for which a full valuation allowance had been provided, as of August 31, 2004. Additionally, in Note 30 on page 116, you disclosed that a $105 million U.S. deferred tax asset related to the disposal that previously was not recorded due to numerous uncertainties associated with the American Jobs Creation Act of 2004 will now be recorded in the first quarter of fiscal year 2005. Tell us the nature of the tax deductions that created these deferred tax benefits and the circumstances under which it would reverse, given that no substantial financial loss for discontinued operations was reported in prior periods and no substantial assets or liabilities remain.

Form 10-Q for the quarter ended November 30, 2004

Note 15.  Commitments and Contingencies, page 14

22. We note your Form 8-K filed December 20, 2004, which disclosed a
$284 million charge related to Solutia contingencies would be made in your current quarter. In your Form 10-K filed on November 3, 2004, these contingencies were deemed reasonably possible but not subject to estimation. In your Form 10-Q filed on January 10, 2005, you disclose that the degree to which you are responsible for these matters is uncertain, and that actual costs may be materially different from this estimate. Given the requirement to disclose any additional reasonably possible losses in accordance with FAS 5 and FIN 14, tell us how and why you concluded that any additional losses for this contingency do not need to be disclosed. If additional losses are reasonably possible, disclose such losses in accordance with FAS 5 and FIN 14.

Additionally, we understand this charge was estimated on a discounted basis. Please note the requirements of SAB Topic 5Y state disclosure of additional information is required for those liabilities meeting the conditions for discounting, such as the discount rate used, the aggregate undiscounted amount, expected payments over the next five years, etc. Please expand your disclosures to provide this information as required by SAB Topic 5Y. We may have further comment after reviewing your response.

Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Gary Newberry at (202) 824-5567 or Shannon
Buskirk at (202) 942-1826 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:  Shannon Buskirk
       Gary Newberry
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Monsanto Company
February 9, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE